SECURITIES [illegible] ION
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SEC FILE NUMBER
8 - 53249

SEC MAIL RECEIVED PROCESSING
MAR 14 2003
WASH. D.C. 181

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AristaTrade Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Main Street
(No. and Street)

Sayville	New York	11782
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andy Calos (631) 218-2323
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	7068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
APR 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Katsaros, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AristaTrade Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDY CALOS
Notary Public, State of New York
No. 01CA4854258
Qualified in Queens County
Commission Expires March 3rd, 2006

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARISTATRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

ARISTATRADE SECURITIES, LLC

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Members
AristaTrade Securities, LLC

We have audited the accompanying statement of financial condition of AristaTrade Securities, LLC as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statements of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AristaTrade Securities, LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has limited operating revenues, recurring losses and negative cash flows from operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. This statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2003

ARISTATRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Receivables from clearing broker, including clearing deposit of $25,000	$	30,136
Property and equipment, net		131,158
Other assets		14,896
	$	176,190
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	26,331
Obligation under capital lease		27,971
Total liabilities		54,302
Commitments and contingencies		
Members' equity		121,888
	$	176,190

See accompanying notes to financial statements.

1. Nature of business

AristaTrade Securities, LLC (the "Company"), a New York limited liability company, is a broker-dealer located in Sayville, New York. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's trading operations began on February 19, 2002 and are comprised of securities transactions performed on an agency basis. The Company is a wholly owned subsidiary of AristaTrade Holdings, LLC ("Holdings").

2. Going concern

The accompanying financial statements have been prepared assuming that Company will continue as a going concern. The Company has generated losses since inception and has negative cash flows from operations and limited operating revenues. These conditions raise substantial doubt about the Company's ability to continue as a going concern. During 2003, Management of the Company will rely on additional capital contributions from Holdings to fund its future operations. However, there can be no assurance that Holdings will continue to provide the financial support the Company may require. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

3. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3 years	Straight-line
Telephone equipment	5 years	Declining-balance
Leasehold improvements	2 months	Straight-line *(Note 11)*
Computer hardware	5 years	Declining-balance

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Income Taxes

No provision for income taxes has been recorded as the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

4. Property and equipment

Details of property and equipment at December 31, 2002 are as follows:

Telephone equipment	$	43,892
Computer hardware		65,453
Leasehold improvements		131,683
Furniture and fixtures		3,848
		244,876
Less accumulated depreciation and amortization		113,718
	$	131,158

5. Obligation under capital lease

At December 31, 2002, property and equipment includes $63,467 and accumulated amortization includes $33,003 related to an asset recorded under a capital lease.

Future minimum lease payments at December 31, 2002 are as follows:

Year ending December 31,		
2003	$	26,196
2004		6,549
Total future minimum lease payments		32,745
Amount representing interest		4,774
Present value of future minimum lease payments	$	27,971

6. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

7. Net capital requirements

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. On January 6, 2003, the Company notified the NASD that it was not in compliance with its minimum net capital requirement through January 7, 2003 when the Company received capital contributions. The Company did not conduct any securities transactions from the time it became aware of the violation until it was rectified.

At December 31, 2002, the Company's net capital deficit was approximately $11,000.

8. Concentrations of credit risk

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

10. Commitments and related party transactions

In August 2000, the Company entered into an Administrative Services Agreement (the "Agreement") with an affiliated company ("National"). The Agreement requires National to provide all services required by the Company to operate its business, including but not limited to, personnel, office facilities and services, office equipment and technology. The Company is required to pay an undetermined monthly amount to cover National's cost of providing these services. Currently, National is only providing office space under the Agreement and has waived the rent until the Company becomes profitable. The Agreement is terminable by either party with 30 days notice, as defined in the Agreement. As of December 31, 2002, no amounts have been charged to the Company under this Agreement.

The Company is obligated under various operating leases with related parties for office space and equipment. The respective related parties have waived all of the related party lease charges and all future rental payments until the Company becomes profitable. Rent expense for the year ended December 31, 2002 was nil.

11. Subsequent event

The Company relocated one of its offices to another location owned by a related party in February 2003. The terms of this agreement are the same as the previous lease *(Note 10).* The result of this move will have no effect on operations but the Company will be abandoning all of the recorded leasehold improvements, approximating $132,000, made to the prior location. The remaining unamortized balance at the time of abandonment will be fully expensed